SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 14D-9

   Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                               (Amendment No. 2)

                          BALCOR PENSION INVESTORS-VI
                           (Name of Subject Company)

                          BALCOR PENSION INVESTORS-VI
                     (Name of Person(s) Filing Statement)

                         Limited Partnership Interests
                        (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

                               Thomas E. Meador
                                   Chairman
                              The Balcor Company
                         Bannockburn Lake Office Plaza
                        2355 Waukegan Road, Suite A200
                         Bannockburn, Illinois  60015
                                (847) 267-1600

  (Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                   Copy To:
                               Herbert S. Wander
                               Lawrence D. Levin
                             Katten Muchin & Zavis
                                  Suite 1600
                            525 West Monroe Street
                         Chicago, Illinois  60661-3693
                                (312) 902-5200

     This Amendment No. 2 to Schedule 14D-9 amends the Schedule 14D-9 (the "Schedule 14D-9") filed by Balcor Pension Investors-VI, an Illinois limited partnership (the "Partnership"), with the Securities and Exchange Commission on May 29, 1996 and previously amended by Amendment No. 1 filed June 3, 1996. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4.   The Solicitation or Recommendation

     Item 4(v)(iv) hereby is amended by deleting the previous disclosure and inserting in its place the following:

          "The Partnership has sixteen remaining assets of which one is a mortgage loan and fifteen are operating properties. In previous communications, we indicated that our strategy was to dispose of the remaining assets in the Partnership over the next four years. We also indicated, however, that because of the current strength in the apartment acquisition market, we were marketing the Partnership's remaining residential properties for sale. In that regard, we have entered into a contract to sell Shoal Run apartments and Hawthorne Heights apartments. The sale of Hawthorne Heights apartments is scheduled to close before the end of June. The negotiated prices are substantially the same as the Alex. Brown valuations for such properties. If these sales are successfully completed at the current price, the resulting distribution to holders of Units will be approximately $14.30 per Unit or approximately 18% of the Walton Street offer price. In addition, the Partnership has approved the sale of Jonathan's Landing apartments. The negotiated price is approximately 14% above the Alex. Brown valuation for this property.
     If this sale is consummated at the negotiated price, when added to the projected distribution from Shoal Run and Hawthorne Heights, the total distribution would be $21.60 per Unit or approximately 27% of the Walton Street offer and the Partnership will still own thirteen assets. In addition, the Partnership either currently is marketing or shortly will commence marketing for sale four of the Partnership's office buildings.
     If successful with such marketing and sales efforts, the previously communicated liquidation time frame of four years will be accelerated.
     The proceeds from the foregoing sales will be distributed to investors upon the sale or distribution of assets. No assurance can be given that the transactions with respect to Shoal Run apartments and Hawthorne Heights apartments will be closed, that a contract will be entered into with respect to Jonathan's Landing apartments, or what the final distribution will be if the foregoing transactions are consummated."

Item 7.   Certain Negotiations and Transactions by the Subject Company

     Item 7 hereby is amended by removing the information presently provided in
Item 7(a) and inserting the following as a new Item 7(a):

          "On June 3, 1996, the Partnership received a non-binding proposal from Heitman/JMB Advisory Corporation ("Heitman") to purchase all of the Partnership's remaining real properties and the Partnership's one remaining mortgage loan. Inasmuch as this proposal included certain terms and conditions which are not acceptable to the Partnership, representatives of the General Partner spoke with representatives of Heitman in an attempt to determine the viability of the Heitman proposal and to request additional information on certain matters, including Heitman's source of capital. On June 6, 1996, the Partnership delivered a non-binding counterproposal to Heitman setting forth the Partnership's asking price for the assets which would be available for sale, and the basic terms and conditions upon which the Partnership would be agreeable to pursuing negotiations. As of this time, Heitman has not responded to this counterproposal and accordingly, the General Partner does not know whether or not the terms and conditions thereof are acceptable to Heitman.

          Even if Heitman and the Partnership proceed with negotiations, the Heitman Proposal is contingent on many factors including among others Heitman's satisfactory due diligence review of the Partnership's properties, the negotiation of a mutually acceptable purchase agreement and Heitman's ability to obtain adequate capital to consummate the transaction. Additionally, a sale of all or substantially all of the Partnership's assets will require the approval of the holders of a majority of the outstanding Units. If a contract for the sale of the assets is executed with Heitman, the General Partner will attempt to obtain the necessary Limited Partner approval through a proxy solicitation.

          As a result of the significant contingencies and conditions alluded to above, there can be no assurance that a sale to Heitman will ultimately be consummated, and in fact there is a very substantial risk that it will not be. However, in the event that a sale of the assets is consummated at the price contemplated in the Partnership's counterproposal, the net proceeds from a sale to Heitman which would be available for distribution to Limited Partners, when added to the Partnership cash reserves, would be materially greater than the amount of the Walton Street Offer. Even in the event that the sale to Heitman and the other sales described in the Letter are consummated, there can be no assurance what actual dollar amount of distributions to the Limited Partners will be achieved.

          Except as set forth above, no negotiations are being undertaken or are underway by the Partnership in response to the Offer which relate to or would result in: (1) an extraordinary transaction such as a merger or reorganization involving the Partnership or any affiliate controlled by the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership or any affiliate controlled by the Partnership; or (3) any material change in the present capitalization or distribution policy of the Partnership."

Item 8.   Additional Information to be Furnished.

     Item 8(b)(i) hereby is amended to include the following additional information:

          "On June 5, in response to Motions to Dismiss filed by Walton Street and Insignia, the Circuit Court of Cook County, Illinois, Chancery Division, granted Walton Street's Motion to Dismiss and also granted Insignia's Motion to Dismiss with leave to amend within 28 days. An amended complaint asserting claims against Walton Street, Insignia and

     Balcor was filed on June 11, 1996. Walton Street and Insignia have moved to dismiss the amended complaint. Balcor's answer or other response to the amended complaint is due on or before July 10, 1996."


Item 9.   Material to be Filed as Exhibits

     1. Item 9 hereby is amended by removing "4. (c)(3) Alex. Brown Valuation Report" and "5. (c)(4) The Darby Valuation Report" and substituting "4. (c)(3) The Darby Valuation Report" and "5. (c)(4) Alex. Brown Valuation Report"

     2.   Item 9 hereby is amended to include the following exhibit:

          "6.  (c)(5) Letter to Investors, dated June 17, 1996"



     Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 1996               BALCOR PENSION INVESTORS-VI

                                   By:  Balcor Mortgage Advisors-VI,
                                        its general partner

                                        By:  The Balcor Company,
                                             a general partner

                                        By:  /s/Thomas E. Meador
                                             -----------------------------
                                             Thomas E. Meador, Chairman